SE 06003010 OMMISSION
...49

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SEC FILE NUMBER
8- 05851

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Haberman Brothers

OFFICIAL USE ONLY

FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, 27th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Haberman (212) 610-2675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 09 2006

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Haberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Haberman Brothers, as

of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 07

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [ ] (c) Statement of income (loss).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HABERMAN BROTHERS

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

HABERMAN BROTHERS

DECEMBER 31, 2005

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Haberman Brothers

We have audited the accompanying statement of financial condition of Haberman Brothers as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Haberman Brothers as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has recurring losses and limited operating revenues, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Kempisty & Company, CPA's, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 23, 2006

HABERMAN BROTHERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents (Note 3)	$	438,408
Due from clearing broker (Note 5)		43,886
Securities owned, at market (Note 7)		96,979
Securities owned, not readily marketable, at cost		4,500
Other assets		900
TOTAL ASSETS	$	584,673
LIABILITIES AND PARTNERS' CAPITAL		
Securities sold, not yet purchased, at market (Note 7)	$	25,884
Accounts payable		16,527
Payroll taxes payable		2,085
TOTAL LIABILITIES		44,496
Commitments and contingent liabilities (Note 4)		-
Partners' capital		540,177
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	584,673

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Haberman Brothers (a Partnership) (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, became a member of the National Association of Securities Dealers, Inc. in 1959 and became an associate member of the American Stock Exchange in 1988. During 2005 the Company became an ETP member of the PCX.

The Company earns commission income as a securities broker by introducing and forwarding securities transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company also trades securities for its own account, and receives income from leasing a New York Stock Exchange seat on behalf of its partners. During 2005 the seat was sold.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses and limited operating revenues. The Company reported a net loss of $244,747 for the year ended December 31, 2005 and will no longer have seat lease income going forward. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2006, management of the Company intends to improve trading and reduce expenses. Additionally, management plans to contribute capital as required. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through a major financial institution. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customer securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing brokers, securities balances and accounts and payroll taxes payable, approximates their fair value at December 31, 2005 due to the relatively short-term nature of these instruments.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- CASH AND CASH EQUIVALENTS

Cash at December 31, 2005 included the following:

Commercial Paper (maturing currently)	$	28,626
JP Morgan Money Market Fund		187,392
Prime Money Market Morgan Shares		222,390
	$	438,408

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its clearing broker. The Company paid no rent for the year ending December 31, 2005.

NOTE 5- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2005, consist of the following:

		Receivable
Due from clearing broker	$	43,886

NOTE 6- PROVISION FOR STATE AND LOCAL TAXES

The Company is a Partnership and files as such with the Internal Revenue Service and state taxing authorities. The partners include the income or loss in their individual tax returns, and accordingly, no income taxes or benefits are provided for in the financial statements. The Company pays New York City unincorporated tax however due to its net loss no provision for taxes has been accrued.

NOTE 7- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, at December 31, 2005 as follows:

	Owned	Sold, Not Yet Purchased
Common stock	$ 96,979	$ 25,884

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2005, these securities at estimated fair values consist of the following:

Equities	$ 4,500

NOTE 8- NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2005, the Company had net capital of $511,788 which exceeded requirements by $411,788. The Company's net capital ratio was 0.0364 to 1.

NOTE 9- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11- GUARANTEES (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.